FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Presentation of information	138
General overview	138

Capital management
Capital and leverage ratios	141
Capital resources	142
Estimated leverage ratio	146
Risk-weighted assets	149

Liquidity and funding risk
Overview	151
Liquidity risk	151
Funding risk	154
Encumbrance	158

Credit risk
Financial assets	162
Loans and related credit metrics	163
Debt securities	171
Derivatives	172
Key loan portfolios	173

Market risk
Trading portfolios	191
Non-traded interest rate risk	193
Foreign exchange risk	196

Country risk
Overview	197
Summary of country exposures	199

Risk and balance sheet management

Presentation of information
In the balance sheet, all assets of disposal groups are presented as a single line as required by IFRS. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented, as permitted by IFRS.

General overview
The Group's main risks as well as top and emerging risks are described in the Risk and balance sheet management section of the Group's 2013 Annual Report and Accounts (refer also to Risk factors on pages 201 to 203). The following table defines and presents a summary of the key developments for each risk type during 2013.

Risk type	Definition	2013 summary
Capital adequacy risk	The risk that the Group has insufficient capital.
The Group's Core Tier 1 ratio on a Basel 2.5 basis was 10.9% and on a fully loaded Basel III basis (FLB3) was 8.6% at 31 December 2013. The Group is targeting a FLB3 Common Equity Tier 1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016. The timely run-down of RCR and the successful divestment of Citizens, are key to the achievement of our capital plans.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
Liquidity and funding metrics continued to strengthen with short-term wholesale funding now £32.4 billion, covered more than four times by a liquidity portfolio of £146.1 billion. Liquidity coverage and net stable funding ratios also improved.

Credit risk	The risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.
During 2013, loan impairment charges were £8.4 billion, of which £4.5 billion related to the creation of RCR and the related strategy. Excluding the increased impairments relating to RCR, loan impairment losses fell by £1.4 billion. Impairment provisions now cover risk elements in lending of £39.4 billion by 64%, up from 52% a year ago. Credit risk RWAs reduced by 16% to £313.4 billion, within which counterparty risk RWAs more than halved to £22.3 billion, reflecting risk reduction and core product focus in Markets as well as Non-Core disposals and run-off.

Market risk
The risk of loss arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices,
commodity prices and other risk-related factors such as
market volatilities that may lead to a reduction in
 earnings, economic value or both.
Average trading VaR decreased significantly from £97 million to £79 million reflecting risk reduction and capital management focus.
Country risk	The risk of losses occurring as a result of either a country event or unfavourable country operating conditions.
Balance sheet exposure to eurozone periphery countries continued to reduce, down by 11% to £52.9 billion at the end of 2013, of which 70% related to Ireland, primarily reflecting exposures in Ulster Bank.

Risk and balance sheet management

General overview (continued)

Risk type	Definition	2013 summary
Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
The focus in 2013 was on placing conduct risk at the centre of the Group's philosophy and on completing the development of the risk framework. Promoting understanding of conduct issues and ensuring compliance with regulations and rules are priorities for the Group.

Pension risk
The risk to a firm caused by its contractual or other liabilities to, or with respect to, its pension schemes, whether established for its employees or for those of a related company or otherwise.
 It also means the risk that the firm will make payments
or other contributions to, or with respect to, a pension scheme because of a moral obligation, or because the firm considers that it needs to do so for some other reason.

In 2013, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios designed to meet integrated PRA stress testing requirements.
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
In 2013, the focus was on continued implementation and embedding of risk assessments across the Group, including the strengthening of links between risk assessments and other elements of the Group operational risk framework.
 In addition, risk assessments were increasingly used to identify single points of failure.

Regulatory risk
The risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with
 (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the Group operates.

The Group's existing Compliance and Regulatory Affairs teams were brought together in H2 2013, following the creation of the role of Group Head of Conduct and Regulatory Affairs. Other enhancements made during 2013 included the creation of a more centralised approach to assurance activities and the introduction of a new 'Centres of Expertise' model for the management of regulatory developments, bringing together divisional and functional resources to manage issues more efficiently.

Risk and balance sheet management

General overview (continued)

Risk type	Definition	2013 summary
Reputational risk	The risk of brand damage and/or financial loss due to a failure to meet stakeholders' expectations of the Group.
The reputational risk framework is aligned with the Group's focus on serving customers well, strategic objectives and the risk appetite goal of maintaining stakeholder confidence.

In 2013, the Environmental, Social and Ethical risk management function was set up to address the reputational risk associated with the clients the Group chooses to do business with. It sets policy and provides guidance to avoid reputational risk relating to business engagements and lending to clients in sensitive industry sectors.

Business risk	The risk of losses as a result of adverse variance in the Group's revenues and/or costs relative to its business plan and strategy.
The Group Board has ultimate responsibility for business risk through the achievement of the Group's business plan. The primary responsibility for divisional financial performance rests with the divisional Chief Executive Officer supported by divisional Executive Committees and functions.

In 2013, the management and measurement of business risk was enhanced with an increased focus on stress testing.

The Group responded to business risk challenges by focusing on the management of net interest margin in order to sustain and grow revenues. In addition, it introduced cost management programmes to deliver substantial savings.

Strategic risk	The risk that the Group will make inappropriate strategic choices, or that there will be changes in the external environment to which the Group fails to adapt its strategies.
The Group is focusing on reducing strategic risk following a wide-ranging review to analyse core activities and formulate an appropriate plan, including rationalisation where necessary, to address the business challenges of the next five years.

The successful execution of this strategy is set against a background of increasing regulatory demands and scrutiny as well as a challenging macroeconomic environment. Successful and timely execution of the strategy will be key to the future success of the Group.

Political risk	The risk to the Group's business and operations of the referendum on Scottish independence.
During 2013, the focus on the question of potential Scottish independence from the UK has heightened and the Scottish government will be holding a referendum in September 2014. A vote in favour of Scottish independence would be likely to significantly impact the Group's credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject. Were Scotland to become independent, it may also affect Scotland's status in the EU.

Risk and balance sheet management

Capital management

Introduction
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Capital and leverage ratios
The Group's capital, RWAs and risk asset ratios, on the basis of current rules (Basel 2.5) and fully loaded Capital Requirements Regulation (CRR or FLB3), calculated in accordance with PRA definitions, are set out below.

Current rules	31 December	30 September	31 December
	2013	2013	2012
Capital	£bn	£bn	£bn

Core Tier 1	42.2	47.5	47.3
Tier 1	50.6	56.6	57.1
Total	63.7	66.6	66.8

RWAs by risk

Credit risk
- non-counterparty	291.1	303.1	323.2
- counterparty	22.3	34.5	48.0
Market risk	30.3	30.6	42.6
Operational risk	41.8	41.8	45.8

	385.5	410.0	459.6

Risk asset ratios	%	%	%

Core Tier 1	10.9	11.6	10.3
Tier 1	13.1	13.8	12.4
Total	16.5	16.2	14.5

	31 December	30 September	31 December
Estimated FLB3 (1)	2013	2013	2012

Common Equity Tier 1 (CET1) capital	£36.8bn	£41.1bn	£37.9bn
RWAs	£429.1bn	£452.5bn	£494.6bn
CET1 ratio	8.6%	9.1%	7.7%
Leverage ratio	3.5%	3.6%	3.1%

Note:
(1)	Calculated on the basis disclosed on page 145.

Risk and balance sheet management

Capital and leverage ratios (continued)

Key points
•
Core Tier 1 capital ratios, under current rules and the fully loaded Basel III basis, improved by 60 basis points and 90 basis points respectively in the year. The benefit of lower RWAs was partially offset by the significant attributable loss for the year. The establishment of RCR and the related impairments reduced the ratios by c.10 basis points and c.20 basis points respectively.

•
RWA decreases under current rules were primarily in Markets (£36.8 billion) as a result of balance sheet and risk reduction, and in Non-Core (£31.2 billion) reflecting disposal of capital intensive portfolios and run-off.

•	The Group continues to target a CET1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016 on a FLB3 basis.

•
The Group has announced plans to accelerate the divestment of RBS Citizens. Preparations for a partial initial public offering in 2014 is on track and the Group intends to fully divest the business by the end of 2016, benefiting CET1.

Capital resources
	31 December 2013			31 December 2012
	Current	Transitional	Full	Current	Transitional	Full
	basis	basis	basis	basis	basis	basis
	(Basel 2.5)	(PRA)	(final CRR)	(Basel 2.5)	(draft CRR)	(draft CRR)
	£m	£m	£m	£m	£m	£m

Shareholders' equity (excluding non-controlling
interests)
Shareholders' equity	58,742	58,742	58,742	68,678	68,678	68,168
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)	(979)	(979)	(979)
	53,450	53,450	53,450	63,386	63,386	62,876
Non-controlling interests
Non-controlling interests	473	-	-	1,770	1,770	1,770
Regulatory adjustments to non-controlling interests	-	-	-	(1,367)	(1,367)	(1,770)
	473	-	-	403	403	-
Regulatory adjustments and deductions
Own credit	726	601	601	691	691	493
Defined benefit pension fund adjustment	362	(172)	(172)	913	(144)	(144)
Net unrealised AFS losses	308	-	-	346	346	-
Cash flow hedging reserve	84	84	84	(1,666)	(1,666)	(1,666)
Other regulatory adjustments	(103)	(55)	(55)	(197)	-	-
Deferred tax assets	-	(2,260)	(2,260)	-	(323)	(3,231)
Prudential valuation adjustments	-	(781)	(781)	-	(310)	(310)
Qualifying deductions exceeding Additional Tier 1 (AT1) capital	-	-	-	-	(8,420)	-
Goodwill and other intangible assets	(12,368)	(12,368)	(12,368)	(13,545)	-	(13,956)
50% of expected losses less impairment provisions	(19)	(1,731)	(1,731)	(1,904)	-	(6,154)
50% of securitisation positions	(748)	-	-	(1,107)	-	-
	(11,758)	(16,682)	(16,682)	(16,469)	(9,826)	(24,968)

Core Tier 1 capital	42,165	36,768	36,768	47,320	53,963	37,908

Risk and balance sheet management

Capital resources (continued)
	31 December 2013			31 December 2012
	Current	Transitional	Full	Current	Transitional	Full
	basis	basis	basis	basis	basis	basis
	(Basel 2.5)	(PRA)	(final CRR)	(Basel 2.5)	(draft CRR)	(draft CRR)
	£m	£m	£m	£m	£m	£m

Other Tier 1 capital
Preference shares - equity	4,313	-	-	4,313	-	-
Preference shares - debt	911	-	-	1,054	-	-
Innovative/hybrid Tier 1 securities	4,207	-	-	4,125	-	-
Qualifying Tier 1 capital and related share premium subject
to phase out from AT1 capital	-	5,831	-	-	4,571	-
Qualifying Tier 1 capital included in consolidated AT1
capital issued by subsidiaries and held by third parties	-	1,749	-	-	4,042	-
	9,431	7,580	-	9,492	8,613	-
Tier 1 deductions
50% of material holdings	(976)	-	-	(295)	-	-
Tax on expected losses less impairment provisions	6	-	-	618	-	-
Other regulatory adjustments	-	-	-	-	(17,033)	-
	(970)	-	-	323	(17,033)	-
Qualifying deductions exceeding AT1 capital	-	-	-	-	8,420	-

Total Tier 1 capital	50,626	44,348	36,768	57,135	53,963	37,908

Qualifying Tier 2 capital
Undated subordinated debt	2,109	-	-	2,194	-	-
Dated subordinated debt - net of amortisation	12,436	-	-	13,420	-	-
Qualifying items and related share premium	-	4,431	3,582	-	2,774	7,292
Qualifying own funds instruments issued by subsidiaries
and held by third parties	-	9,374	5,151	-	12,605	5,185
Unrealised gains on AFS equity shares	114	-	-	63	-	-
Collectively assessed impairment provisions	395	-	-	399	399	399
	15,054	13,805	8,733	16,076	15,778	12,876

Tier 2 deductions
50% of securitisation positions	(748)	-	-	(1,107)	-	-
50% of standardised expected losses less impairment provisions	(25)	-	-	(2,522)	(3,077)	-
50% of material holdings	(976)	-	-	(295)	-	-
	(1,749)	-	-	(3,924)	(3,077)	-
Total Tier 2 capital	13,305	13,805	8,733	12,152	12,701	12,876

Supervisory deductions
Unconsolidated investments
- Direct Line Group	-	-	-	(2,081)	-	-
- Other investments	(36)	-	-	(162)	-	-
Other deductions	(236)	-	-	(244)	-	-
	(272)	-	-	(2,487)	-	-

Total regulatory capital	63,659	58,153	45,501	66,800	66,664	50,784

Risk and balance sheet management

Capital resources (continued)
The table below analyses the movements in Core Tier 1, Other Tier 1 and Tier 2 capital on a Basel 2.5 basis during the year ended 31 December 2013.

				Supervisory
	Core Tier 1	Other Tier 1	Tier 2	deductions	Total
	£m	£m	£m	£m	£m

At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable loss net of movements in fair value of own credit	(8,961)	-	-	-	(8,961)
Share capital and reserve movements in respect of employee
share schemes	200	-	-	-	200
Ordinary shares issued	264	-	-	-	264
Foreign exchange reserve	(217)	-	-	-	(217)
Foreign exchange movements	-	(93)	(106)	-	(199)
Actuarial gains recognised in retirement benefit schemes (net of tax)	200	-	-	-	200
Termination of contingent capital facility	320	-	-	-	320
Increase in non-controlling interests	70	-	-	-	70
Decrease/(increase) in capital deductions (1)	2,244	(1,293)	2,175	2,215	5,341
Decrease in goodwill and intangibles	1,177	-	-	-	1,177
Defined benefit pension fund	(551)	-	-	-	(551)
Dated subordinated debt issues	-	-	1,862	-	1,862
Dated subordinated debt maturities, redemptions and amortisation	-	-	(2,666)	-	(2,666)
Other movements	99	32	(112)	-	19

At 31 December 2013	42,165	8,461	13,305	(272)	63,659

Note:
(1)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.

The table below analyses the movement in CET1 and Tier 2 capital on a FLB3 basis during the year ended 31 December 2013.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2013	37,908	12,876	50,784
Attributable loss net of movements in fair value of own credit	(8,887)	-	(8,887)
Share capital and reserve movements in respect of employee share schemes	200	-	200
Ordinary shares issued	264	-	264
Nominal value of B shares	510	-	510
Foreign exchange reserve	(217)	(106)	(323)
Actuarial gains recognised in retirement benefit schemes (net of tax)	200	-	200
Termination of contingent capital facility	320	-	320
Decrease in goodwill and intangibles	1,588	-	1,588
Defined benefit pension fund asset	(28)	-	(28)
Deferred tax assets	971	-	971
Excess of expected loss over impairment provisions	4,423	-	4,423
Grandfathered instruments	-	(3,121)	(3,121)
Dated subordinated debt issues	-	1,862	1,862
Dated subordinated debt maturities, redemptions and amortisation	-	(2,666)	(2,666)
Prudential valuation adjustments (PVA)	(471)	-	(471)
Other movements	(13)	(112)	(125)

At 31 December 2013	36,768	8,733	45,501

Risk and balance sheet management

Capital resources (continued)

Notes:
General:
In accordance with the PRA's Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (i.e. no transition) with the exception of unrealised gains on AFS securities which will be included from 2015.

CRD IV and Basel III impose additional minimum CET1 ratio of 4.5% of RWAs. There are three buffers which will affect the Group: the capital conservation buffer set at 2.5%; the counter-cyclical capital buffer (up to 2.5% of RWAs), to be applied when macro-economic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank buffer currently expected to be 1.5% for the Group. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019, in the meantime using national discretion the PRA can apply a top-up. As set out in the PRA's Supervisory Statement SS3/13, the Group and other major UK banks and building societies, are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

PRA guidance indicates that from 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA's overall financial adequacy rule.

Estimates, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, anticipated compliance with all necessary enhancements to model calibration and other refinements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR impact may differ from these estimates when the final technical standards are interpreted and adopted.

Capital base:
(1)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(2)
The PVA, arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full in line with the guidance from the PRA and uses methodology discussed with the PRA, pending the issue of the final Regulatory Technical Standards (RTS) by the European Banking Authority. The full amount of the applicable PVA has been included in provisions in the determination of the deduction for expected losses.

(3)
Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(4)
Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(5)
Based on our current interpretations of the final draft of the RTS on credit risk adjustments, issued in July 2013, the Group's standardised latent provision has been reclassified to specific provision and is therefore no longer included in Tier 2 capital.

Risk-weighted assets:
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments (CVA) volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises (SMEs).

Risk and balance sheet management

Estimated leverage ratio
The Basel III agreement introduced a leverage ratio as a non-risk based backstop limit intended to supplement the risk-based capital requirements. It aims to constrain the build up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors.

The PRA's Supervisory Statement SS3/13 also states that the Group and the other major UK banks and building societies are expected to maintain a 3% end point Tier 1 leverage ratio, after taking into account the adjustments required by the PRA.

The transitional period for the introduction of this ratio started with a supervisory monitoring period in 2011, with a parallel run period from January 2013 to December 2017. A minimum ratio of 3% is applied initially. The requirement is expected to be included in Pillar 1 from January 2018.

The Basel III leverage percentages are lower than those currently reported, primarily due to changes in methodology relating to the inclusion of potential future exposure on derivatives and undrawn commitments. In addition, inclusion or exclusion of grandfathered capital instruments can result in material differences.

The leverage ratios below are based on:

●	Tier 1 capital as set out in the final CRR text; and

●
Exposure measure calculated using the final CRR text as well as the December 2010 Basel III text; further specificity being sourced from the instructions in the July 2012 Quantitative Impact Study and the related Frequently Asked Questions.

Leverage ratio based on the Basel Committee on Banking Supervision (BCBS) proposal issued in January 2014, is also included below.

	31 December 2013				31 December 2012
Estimated leverage ratio		Tier 1	Leverage			Tier 1	Leverage
	Exposure	capital		Leverage	Exposure	capital		Leverage
	£bn	£bn		%	£bn	£bn		%

CRR basis:
Transitional measure	1,062.1	44.3	24x	4.2	1,205.2	54.0	22x	4.5
Full end point measure	1,062.1	36.8	29x	3.5	1,202.3	37.9	32x	3.1

Basel III basis:
Transitional measure	1,093.5	44.3	25x	4.1	1,225.8	54.0	23x	4.4
Full end point measure	1,093.5	36.8	30x	3.4	1,222.9	37.9	32x	3.1

BCBS basis:
Transitional measure	1,082.0	44.3	24x	4.1	1,239.8	54.0	23x	4.4
Full end point measure	1,082.0	36.8	29x	3.4	1,236.9	37.9	33x	3.1

Key points
•	The Group's estimated leverage ratios, under both the CRR and Basel III texts, as well as the recently issued Basel proposal are above 3%.
•
Estimated leverage ratios on all full end point measure bases improved during the year reflecting downsizing in Markets and Non-Core as well as risk reduction and portfolio focus ahead of CRR implementation.

•
The PRA policy statement PS7/13 requires an acceleration of the CRR transitional approach for computing the capital base. Thus the majority of CET1 capital deductions will apply with immediate effect. This causes a year-on-year reduction of around £10 billion in Tier 1 capital, causing the reduction in transitional measure leverage ratios.

Risk and balance sheet management

Estimated leverage ratio (continued)
	31 December 2013			31 December 2012
Exposure measure	CRR	Basel III	BCBS	CRR	Basel III	BCBS
	basis	basis	basis	basis	basis	basis
	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	82.7	82.7	79.3	79.3	79.3
Debt securities	113.6	113.6	113.6	157.4	157.4	157.4
Equity shares	8.8	8.8	8.8	15.2	15.2	15.2
Derivatives	288.0	288.0	288.0	441.9	441.9	441.9
Loans and advances to banks and customers	418.4	418.4	418.4	459.3	459.3	459.3
Reverse repos	76.4	76.4	76.4	104.8	104.8	104.8
Goodwill and intangible assets	12.4	12.4	12.4	13.5	13.5	13.5
Other assets	24.6	24.6	24.6	26.9	26.9	26.9
Assets of disposal groups	3.0	3.0	3.0	14.0	14.0	14.0

Total assets	1,027.9	1,027.9	1,027.9	1,312.3	1,312.3	1,312.3
Netting of derivatives (1)	(233.8)	(233.8)	(227.3)	(369.8)	(369.8)	(358.4)
SFTs (1)	(41.5)	(12.0)	59.8	(45.9)	(23.1)	75.5
Regulatory deductions and other adjustments (2)	(4.9)	(4.9)	(6.6)	(14.9)	(14.9)	(20.9)
Potential future exposure on derivatives (3)	131.3	130.4	128.0	133.1	130.9	125.8
Undrawn commitments (4)	183.1	185.9	100.2	187.5	187.5	102.6

End point leverage exposure measure	1,062.1	1,093.5	1,082.0	1,202.3	1,222.9	1,236.9
Transitional adjustments to assets
deducted from regulatory Tier 1 capital				2.9	2.9	2.9

Transitional leverage exposure measure	1,062.1	1,093.5	1,082.0	1,205.2	1,225.8	1,239.8

Notes:
(1)
Under the Basel III view, the balance sheet value is reduced for allowable netting under the Basel 2.5 framework (excluding cross-product netting) which mainly relates to cash positions under a master netting agreement. In the CRR calculation, the balance sheet value is replaced with the related regulatory exposure value which has netting of both cash positions and related collateral of securities financing transactions (SFTs). The BCBS view permits the effects of master netting agreements for calculation of counterparty exposure but with very tight restrictions upon the recognition of those agreements for offset of cash received.

(2)
Regulatory deductions: to ensure consistency between the numerator and the denominator, items that are deducted from capital are also deducted from total assets. For the BCBS basis, the shortfall in the stock of eligible provisions relative to expected losses is adjusted.

(3)
Potential future exposure (PFE) on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type of instrument and the residual maturity of the contract to the nominal amounts or underlying values of derivative contracts. Under the latest BCBS proposal, variation margin is permitted to be offset against the replacement cost for derivative exposures (but not the PFE) where specific conditions are met. Refer to page 148 for further analysis.

(4)
Undrawn commitments represent regulatory add-ons relating to off-balance sheet undrawn commitments based on a 10% credit conversion factor for unconditionally cancellable commitments and 100% for other commitments. The CRR basis uses the credit conversion factor (CCF) as per risk measure for medium to low risk trade finance and officially supported export credits. For the BCBS measure, commitments other than securitisation liquidity facilities with an original maturity up to one year and commitments with an original maturity over one year will receive a CCF of 20% and 50%, respectively. Refer to page 148 for further analysis.

Risk and balance sheet management

Estimated leverage ratio (continued)

Derivative notionals
The table below analyses derivative notional values by product and maturity.

	<1 year	1-5 years	>5 years	Credit derivative 5% add on factor (1)	Credit derivative 10% add on factor (1)	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn

Interest rate	10,582	16,212	8,795			35,589
Exchange rate	3,261	814	480			4,555
Equity	43	35	1			79
Commodities	-	1	1	-	-	2
Credit				189	64	253

Total	13,886	17,062	9,277	189	64	40,478

31 December 2012

Interest rate	12,515	12,980	7,988			33,483
Exchange rate	3,411	795	492			4,698
Equity	51	52	4			107
Commodities	2	-	2	-	-	4
Credit				470	83	553

Total	15,979	13,827	8,486	470	83	38,845

Note:
(1)
Credit derivatives in the trading book receive a PFE of 10%. Any credit derivatives in respect of a company in which a direct holding would give the Group 10% or more of the voting rights, receive a PFE of 5%.

Off-balance sheet items
	UK	UK	International	US Retail &
	Retail	Corporate	Banking (1)	Commercial	Markets	Other	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (2)	3.1	0.5	0.6	1.7	-	0.3	6.2
Other contingents and commitments	9.6	36.3	95.4	16.8	8.9	12.7	179.7

	12.7	36.8	96.0	18.5	8.9	13.0	185.9

31 December 2012

Unconditionally cancellable items (2)	3.0	0.5	0.8	1.8	-	0.6	6.7
Other contingents and commitments	9.3	33.9	102.6	15.6	12.3	7.1	180.8

	12.3	34.4	103.4	17.4	12.3	7.7	187.5

Notes:
(1)	International Banking facilities are primarily undrawn facilities to large multinational corporations, many of which are domiciled in the UK.
(2)	Based on a 10% credit conversion factor.

Risk and balance sheet management

Risk-weighted assets
The table below analyses the movement in credit risk RWAs by key drivers during the year.

	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2013	323.2	48.0	371.2
Foreign exchange movements	(1.7)	(0.3)	(2.0)
Business movements	(27.4)	(4.9)	(32.3)
Risk parameter changes (1)	(11.0)	(2.9)	(13.9)
Methodology changes (2)	1.4	(16.1)	(14.7)
Model updates (3)	15.3	(1.5)	13.8
Disposals	(8.6)	-	(8.6)
Other changes	(0.1)	-	(0.1)

At 31 December 2013	291.1	22.3	313.4

Notes:

(1)	Relates to changes in credit quality metrics of customers and counterparties such as probability of default and loss given default.
(2)	Relates to internal treatment of exposures or calibration of models and regulatory prescribed changes.
(3)	Refers to implementation of a new model or modification of an existing model following approval by the PRA and includes:
	○	exposure at default treatment (£4.8 billion) in Q2 2013;
	○	continuation of commercial real estate slotting (£4.4 billion) throughout 2013; and
	○	loss given default changes to the shipping portfolio (£3.7 billion) in H2 2013.

The table below analyses movements in market and operational risk RWAs during the year.

	Market risk			Operational
	Markets	Other	Total	risk	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2013	36.9	5.7	42.6	45.8	88.4
Business and market movements	(9.0)	(1.8)	(10.8)	(4.0)	(14.8)
Model updates (1)	(1.5)	-	(1.5)	-	(1.5)

At 31 December 2013	26.4	3.9	30.3	41.8	72.1

Note:
(1)	Market risk model updates in 2013 primarily related to valuation adjustments.

The table below analyses RWA movements by division during the year.

	UK	UK			Ulster	US				Non-	RFS
	Retail	Corporate	Wealth	IB (1)	Bank	R&C (1)	Markets	Other	Core	Core	MI	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 1 January 2013	45.7	86.3	12.3	51.9	36.1	56.5	101.3	5.8	395.9	60.4	3.3	459.6
Business and
market movements	(1.8)	(9.6)	(0.3)	(6.0)	(5.7)	(0.4)	(35.1)	2.7	(56.2)	(22.2)	0.6	(77.8)
Disposals	-	-	-	-	-	-	-	-	-	(8.6)	-	(8.6)
Model updates	-	9.4	-	3.1	0.3	-	(1.7)	1.6	12.7	(0.4)	-	12.3

At 31 December 2013	43.9	86.1	12.0	49.0	30.7	56.1	64.5	10.1	352.4	29.2	3.9	385.5

Note:
(1)	IB: International Banking; R&C: Retail & Commercial.

Risk and balance sheet management

Risk-weighted assets (continued)

Key points

•	RWAs were down £74.1 billion or 16% overall, of which £57.8 billion related to credit risk, £12.3 billion related to market risk and £4.0 billion to operational risk.
•	Credit risk RWAs were down £57.8 billion or 16% to £313.4 billion despite absorbing £13.8 billion of higher RWAs due to model updates.
○
Non-counterparty RWAs were down £32.1 billion or 10% to £291.1 billion: In Non-Core (£24.1 billion) due to run-off and disposals in commercial real estate, shipping and leverage finance portfolios; and in Retail & Commercial (£10.0 billion) as loans migrated into default, risk parameter changes and balance sheet reduction.

○
Counterparty RWAs were down £25.7 billion or 54% to £22.3 billion in Markets (£17.2 billion) and   Non-Core (£7.8 billion). Methodology changes, significantly all in Markets, reflected extension of product coverage improvements in models and reduction in weighting applied for exposure at default. This was partially offset by the impact of higher loss given defaults for hedge funds.

•	Market risk RWAs were down £12.3 billion or 29% to £30.3 billion significantly all in Markets reflecting balance sheet and risk reduction £9.0 billion and model changes of £1.5 billion.
•	Operational risk RWAs were down £4.0 billion or 9% to £41.8 billion primarily due to reductions in Markets.

FLB3 and Basel 2.5
The following tables set out RWAs under current and future rules.

	Estimated
	FLB3	Basel 2.5
31 December 2013	£bn	£bn

UK Retail	43.9	43.9
UK Corporate	82.9	86.1
Wealth	12.0	12.0
International Banking	50.3	49.0
Ulster Bank	30.1	30.7
US Retail & Commercial	58.8	56.1

Retail & Commercial	278.0	277.8
Markets	99.9	64.5
Centre	13.0	10.1

Core	390.9	352.4
Non-Core	34.2	29.2

Group before RFS Holdings minority interest	425.1	381.6
RFS Holdings minority interest	3.9	3.9

Group	429.0	385.5

Key points
•	Estimated FLB3 RWAs were £43.5 billion or 11% higher than under current rules principally reflecting:
	○	Treatment of securitisations as risk-weighted at 1,250% instead of as capital deductions, £18.7 billion.
	○	CVA, £16.7 billion and financial institution asset valuation correlation, £5.6 billion.
	○	Other model and methodology changes, £7.2 billion.
	○	Reduced risk-weighting for SMEs, £4.6 billion, mainly in UK Corporate.

Risk and balance sheet management

Liquidity and funding risk
Liquidity and funding risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

The risk arises through the maturity transformation role that banks play. It is dependent on company specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Overview

●
During 2013 the Group's deposit surplus continued to build and liquidity reserves were maintained at strong levels, further strengthening the balance sheet. This allowed RBS to easily absorb the minimal outflows following the announcement of the S&P credit rating downgrade (A-/A-2 from A/A-1, with a negative outlook) in November 2013.

●
Following the continued success of the Group's Non-Core run-down and the reduction in the size of the Markets business, the Group's loan:deposit ratio improved by 600 basis points in the year to 94%. In response, the Group has been actively managing down excess cash, through liability management exercises and deposit re-pricing.

●
The Group's credit profile improved significantly during the year, evidenced by the narrowing of the credit spreads. The spread of the most recent subordinated debt issue in December 2013 was 125 basis points lower than a comparable issuance in 2012.

●
Continued reduction in the utilisation of wholesale funding and improvements in the characteristics and behavioural properties of the deposit base. Short-term wholesale funding excluding derivative collateral (STWF) reduced by 22% in the year to £32.4 billion, covered more than four times by the liquidity portfolio and the ratio of customer deposits to total funding improved to 75% from 70%.

●	Continued enablement of new unencumbered assets as pre-positioned collateral for various central bank liquidity facilities.

Liquidity risk
The table below sets out the key liquidity and related metrics monitored by the Group.

	31 December	30 September	31 December
	2013	2013	2012
	%	%	%

Stressed outflow coverage (1)	145	147	128
Liquidity coverage ratio (LCR) (2)	102	>100	>100
Net stable funding ratio (NSFR) (2)	122	119	117

Notes:

(1)
The Group's liquidity risk appetite is based on the internal Individual Liquidity Adequacy Assessment which is measured by reference to the liquidity portfolio as a percentage of stressed outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both. Liquidity risk adequacy is determined by surplus of liquid assets over three months stressed outflows under the worst case stresses. This assessment is performed in accordance with PRA guidance.

(2)
In January 2013, the Basel Committee on Banking Supervision issued its revised draft guidance for calculating LCR which is currently expected to come into effect from January 2015 on a phased basis. Pending the finalisation of the definition, the Group monitors the LCR and NSFR based on its interpretations of the expected final rules.

Risk and balance sheet management

Liquidity and funding risk: Liquidity risk (continued)

Liquidity portfolio
The table below analyses the Group's liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after the discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	71,121	824	2,417	74,362	76,242	80,933
Central and local government bonds
AAA rated governments	3,320	-	-	3,320	3,059	5,149
AA- to AA+ rated governments and US agencies	5,822	6,369	96	12,287	13,429	12,423
Below AA rated governments	-	-	-	-	-	151
Local government	-	-	-	-	7	148

	9,142	6,369	96	15,607	16,495	17,871
Treasury bills	-	-	-	-	6	395

Primary liquidity	80,263	7,193	2,513	89,969	92,743	99,199
Secondary liquidity (2)	48,718	4,968	2,411	56,097	56,869	56,589

Total liquidity value	128,981	12,161	4,924	146,066	149,612	155,788

Total carrying value	159,743	17,520	6,970	184,233

31 December 2012

Cash and balances at central banks	64,822	891	4,396	70,109	74,794	81,768
Central and local government bonds
AAA rated governments and US agencies	3,984	5,354	547	9,885	14,959	18,832
AA- to AA+ rated governments	9,189	-	432	9,621	8,232	9,300
Below AA rated governments	-	-	206	206	438	596
Local government	-	-	979	979	989	2,244

	13,173	5,354	2,164	20,691	24,618	30,972
Treasury bills	750	-	-	750	750	202

Primary liquidity	78,745	6,245	6,560	91,550	100,162	112,942
Secondary liquidity (2)	47,486	7,373	760	55,619	50,901	41,978

Total liquidity value	126,231	13,618	7,320	147,169	151,063	154,920

Total carrying value	157,574	20,524	9,844	187,942

The table below shows the currency split of the liquidity portfolio.

Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m

31 December 2013	100,849	33,365	10,364	1,488	146,066
31 December 2012	84,570	35,106	26,662	831	147,169

Notes:
(1)
The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the Group's five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold locally managed portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Includes assets eligible for discounting at the Bank of England and other central banks.

Risk and balance sheet management

Liquidity and funding risk: Key liquidity ratios: Net stable funding ratio (NSFR)
The table below shows the composition of the Group's NSFR, based on the current interpretation of the expected final rules. The Group's NSFR may change over time in line with regulatory developments and related interpretations.

	31 December 2013		31 December 2012
	Balance sheet	ASF/RSF (1)	Balance sheet	ASF/RSF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	59	59	70	70	100
Wholesale funding > 1 year	76	76	109	109	100
Wholesale funding < 1 year	51	-	70	-	-
Derivatives	286	-	434	-	-
Repurchase agreements	85	-	132	-	-
Deposits
- retail and SME - more stable	196	176	203	183	90
- retail and SME - less stable	66	53	66	53	80
- other	156	78	164	82	50
Other (2)	53	-	64	-	-

Total liabilities and equity	1,028	442	1,312	497

Cash	83	-	79	-	-
Inter-bank lending	28	-	29	-	-
Debt securities > 1 year
- governments AAA to AA-	47	2	64	3	5
- other eligible bonds	31	6	48	10	20
- other bonds	16	16	19	19	100
Debt securities < 1 year	20	-	26	-	-
Derivatives	288	-	442	-	-
Reverse repurchase agreements	76	-	105	-	-
Customer loans and advances > 1 year
- residential mortgages	135	88	145	94	65
- other	114	114	136	136	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	85
- other	126	63	131	66	50
Other (3)	46	46	70	70	100

Total assets	1,028	350	1,312	413
Undrawn commitments	213	11	216	11	5

Total assets and undrawn commitments	1,241	361	1,528	424

Net stable funding ratio		122%		117%

Notes:
(1)	Available stable funding and required stable funding.
(2)	Deferred tax and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point
●
The NSFR has improved by 500 basis points to 122% in the year. The required stable funding fell by £63 billion mainly due to the £31 billion decrease in customer lending reflecting balance sheet reduction business disposals and a £24 billion reduction in other assets, principally equity shares reduction in Markets and lower disposal groups. This was mostly offset by a £55 billion reduction in available stable funding primarily due to a £33 billion planned reduction in term wholesale funding and £11 billion in customer deposit outflow.

Risk and balance sheet management

Liquidity and funding risk (continued)

Funding risk
The Group's balance sheet composition is a function of the broad array of product offerings and diverse markets served by its core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile in the normal business environment, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

As set out below the Group's asset and liability types broadly match. Customer deposits provide more funding than customer loans utilise; repurchase agreements are largely covered by reverse repurchase agreements; interbank lending and funding largely match each other and this gap has narrowed over the past 5 years; and derivative assets are largely matched against derivative liabilities.

Funding sources and uses
The table below shows the Group's sources and uses of funding.

	31 December 2013
	Liabilities	Assets
	£bn	£bn
Customer deposits (1)	407	373	Loans and advances to customer (1)
Bank deposits (short term only) (1)	14	18	Loan and advances to banks (1)
Trading liabilities (2)	67	93	Trading assets (2)
Other liabilities and equity (3)	100	90	Other assets (3)
Repurchase agreements	85	76	Reverse repurchase agreements
Term wholesale funding (1)	69	90	Primary liquidity portfolio

Funded balance sheet	742	740	Funded balance sheet
Derivatives	286	288	Derivatives
	1,028	1,028

Notes:
(1)	Excludes held for trading.
(2)	Financial instruments classified as held-for-trading (HFT), excluding security financing transactions and derivatives.
(3)	Includes non-HFT financial instruments and non financial assets/liabilities.

Risk and balance sheet management

Liquidity and funding risk: Funding risk (continued)
The table below summarises funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)
30 September 2013	34.6	55.1	113.6	134.1	18.1	(16.6)	1.5
30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0
31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9
31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9

Notes:
(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative cash collateral.
(3)	Primarily short-term balances.

Funding sources
The table below shows the Group's principal funding sources excluding repurchase agreements.

	31 December 2013			30 September 2013			31 December 2012
	Short-term	Long-term		Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	19,086	-	19,086	20,548	-	20,548	28,585	-	28,585
other deposits	14,553	1,690	16,243	16,203	1,850	18,053	18,938	9,551	28,489

	33,639	1,690	35,329	36,751	1,850	38,601	47,523	9,551	57,074

Debt securities in issue
commercial paper	1,583	-	1,583	2,690	-	2,690	2,873	-	2,873
certificates of deposit	2,212	65	2,277	2,120	84	2,204	2,605	391	2,996
medium-term notes	10,385	36,779	47,164	11,014	38,438	49,452	13,019	53,584	66,603
covered bonds	1,853	7,188	9,041	1,871	7,249	9,120	1,038	9,101	10,139
securitisations	514	7,240	7,754	10	8,305	8,315	761	11,220	11,981

	16,547	51,272	67,819	17,705	54,076	71,781	20,296	74,296	94,592
Subordinated liabilities	1,350	22,662	24,012	667	23,053	23,720	2,351	24,951	27,302

Notes issued	17,897	73,934	91,831	18,372	77,129	95,501	22,647	99,247	121,894

Wholesale funding	51,536	75,624	127,160	55,123	78,979	134,102	70,170	108,798	178,968

Customer deposits
derivative cash collateral	7,082	-	7,082	7,671	-	7,671	7,949	-	7,949
other deposits	395,520	15,067	410,587	409,661	17,076	426,737	400,012	26,031	426,043

Total customer deposits	402,602	15,067	417,669	417,332	17,076	434,408	407,961	26,031	433,992

Total funding	454,138	90,691	544,829	472,455	96,055	568,510	478,131	134,829	612,960

Key points
●	Wholesale funding reduced by nearly 29% in the year to £127 billion principally reflecting strategic downsizing in Markets.
●	STWF has decreased by £9.2 billion to £32.4 billion reflecting the reduced funding requirement and ongoing liability management.

Risk and balance sheet management

Liquidity and funding risk: Funding risk (continued)

Total funding by currency
	GBP	USD	EUR	Other	Total
31 December 2013	£m	£m	£m	£m	£m

Deposits by banks	7,418	8,337	17,004	2,570	35,329
Debt securities in issue
- commercial paper	4	897	682	-	1,583
- certificates of deposit	336	1,411	476	54	2,277
- medium-term notes	6,353	11,068	23,218	6,525	47,164
- covered bonds	984	-	8,057	-	9,041
- securitisations	1,897	2,748	3,109	-	7,754
Subordinated liabilities	1,857	10,502	8,984	2,669	24,012

Wholesale funding	18,849	34,963	61,530	11,818	127,160
% of wholesale funding	15%	28%	48%	9%	100%
Customer deposits	272,304	86,727	49,116	9,522	417,669

Total funding	291,153	121,690	110,646	21,340	544,829

% of total funding	54%	22%	20%	4%	100%

31 December 2012

Wholesale funding	22,688	41,563	93,700	21,017	178,968
% of wholesale funding	13%	23%	52%	12%	100%

Total Funding	297,274	136,490	146,203	32,993	612,960
% of total funding	49%	22%	24%	5%	100%

Key point
●	The proportion of funding held in euros decreased in the year from 24% to 20% reflecting the reduction in euro denominated assets in Non-Core and Markets.

Deposits and repos
The table below shows the composition of the Group's deposits and repos.

	31 December 2013		30 September 2013		31 December 2012
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	35,329	28,650	38,600	32,748	57,074	44,332
- other financial institutions	53,607	52,945	54,552	71,888	64,237	86,968
Personal and corporate deposits	364,062	3,539	379,857	748	369,755	1,072

	452,998	85,134	473,009	105,384	491,066	132,372

£161 billion (or 39%) of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation scheme and other similar schemes. Of the personal and corporate deposits above, 53% relate to personal customers.

Risk and balance sheet management

Liquidity and funding risk: Funding risk (continued)

Divisional loan:deposit ratios and funding surplus
The table below shows divisional loans, deposits, loan:deposit ratios (LDR) and customer funding surplus/(gap).

	Loans (1)	Deposits (2)	LDR
				Funding
				surplus/(gap)
31 December 2013	£m	£m	%	£m

UK Retail	111,046	114,889	97	3,843
UK Corporate	99,714	124,742	80	25,028
Wealth	16,644	37,173	45	20,529
International Banking	35,668	39,278	91	3,610
Ulster Bank	26,068	21,651	120	(4,417)
US Retail & Commercial	50,279	55,118	91	4,839

Retail & Commercial	339,419	392,851	86	53,432
Markets	25,231	21,545	117	(3,686)
Other	5,060	1,085	nm	(3,975)

Core	369,710	415,481	89	45,771
Non-Core	22,880	2,188	nm	(20,692)

Group	392,590	417,669	94	25,079

31 December 2012

UK Retail	110,970	107,633	103	(3,337)
UK Corporate	104,593	127,070	82	22,477
Wealth	16,965	38,910	44	21,945
International Banking	39,500	46,172	86	6,672
Ulster Bank	28,742	22,059	130	(6,683)
US Retail & Commercial	50,986	59,164	86	8,178
Conduits (3)	2,458	-	-	(2,458)

Retail & Commercial	354,214	401,008	88	46,794
Markets	29,589	26,346	112	(3,243)
Other	2,123	3,340	64	1,217

Core	385,926	430,694	90	44,768
Non-Core	45,144	3,298	nm	(41,846)

Direct Line Group	881	-	-	(881)
Group	431,951	433,992	100	2,041

nm = not meaningful

Notes:
(1)	Excludes reverse repurchase agreements and net of impairment provisions.
(2)	Excludes repurchase agreements.
(3)	All conduits relate to International Banking and have been extracted and shown separately as they were funded by commercial paper issuance until the end of Q3 2012.

Key point
●
The loan:deposit ratio improved by 600 basis points to 94% with the funding surplus increasing to £25.1 billion from £2.0 billion at 31 December 2012. The improvement in Retail & Commercial funding surplus was £6.6 billion and Non-Core run-off resulted in £21.2 billion contraction of its funding gap.

Risk and balance sheet management

Liquidity and funding risk(continued)

Maturity analysis
The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but obtaining funding predominantly through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which despite being repayable on demand or at short notice, have demonstrated stable characteristics even in periods of acute stress such as those experienced in 2008.

The table below shows the behavioural and contractual maturity analysis of Retail & Commercial customer deposits.

	Less than	1-5 years	More than	Total
	1 year		5 years
31 December 2013	£bn	£bn	£bn	£bn

Contractual maturity	381	12	-	393
Behavioural maturity	124	220	49	393

31 December 2012

Contractual maturity	380	20	1	401
Behavioural maturity	145	219	37	401

Encumbrance
The Group's encumbrance ratios are set out below.

Encumbrance ratios	31 December	31 December
	2013	2012
	%	%

Total	17	18
Excluding balances relating to derivatives transactions	19	22
Excluding balances relating to derivative and securities financing transactions	11	13

Key points
●	The Group's total encumbrance ratio dropped to 17%.

●	31% of the Group's residential mortgage portfolio was encumbered as at 31 December 2013.
●	Unencumbered financial assets covered unsecured liabilities excluding derivatives.

●
In addition to the £451.4 billion on balance sheet assets available to support future funding and collateral requirements there is £12.7 billion net available of off-balance sheet collateral from reverse repurchase and derivative collateral transactions.

Risk and balance sheet management

Liquidity and funding risk: Balance sheet encumbrance

	Encumbered assets relating to:							Unencumbered
31 December 2013	Debt securities in issue		Other secured liabilities			Total	Encumbered	Readily realisable (2)				Total
		Covered			Secured	encumbered	assets as a	Liquidity		Other	Cannot be
	Securitisations	bonds	Derivatives	Repos	deposits	assets (1)	% of related	portfolio	Other	realisable(3)	encumbered (4)
	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	74.3	8.4	-	-	82.7
Loans and advances to banks	5.8	0.5	10.3	-	-	16.6	60	0.1	10.9	-	-	27.6
Loans and advances to customers
- UK residential mortgages	14.6	16.2	-	-	-	30.8	28	60.8	18.6	-	-	110.2
- Irish residential mortgages	9.3	-	-	-	1.2	10.5	70	0.7	3.8	-	0.1	15.1
- US residential mortgages	-	-	-	-	3.5	3.5	18	9.5	6.7	-	-	19.7
- UK credit cards	3.4	-	-	-	-	3.4	52	-	3.1	-	-	6.5
- UK personal loans	3.4	-	-	-	-	3.4	38	-	5.5	-	-	8.9
- other	13.5	-	18.1	-	0.8	32.4	14	4.4	9.6	175.6	10.2	232.2
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	76.5	76.5
Debt securities	0.9	-	5.5	55.6	2.7	64.7	57	17.0	31.9	-	-	113.6
Equity shares	-	-	0.5	5.3	-	5.8	66	-	3.0	-	-	8.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	5.5	5.5
Derivatives	-	-	-	-	-	-	-	-	-	-	288.0	288.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.4	12.4
Property, plant and equipment	-	-	-	-	0.4	0.4	5	-	-	7.5	-	7.9
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments and other assets	-	-	-	-	-	-	-	-	-	-	8.6	8.6
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	50.9	16.7	34.4	60.9	8.6	171.5		166.8	101.5	183.1	405.0	1,027.9
Own asset securitisations								17.4

Total liquidity portfolio								184.2

Liabilities secured
Intra-Group - secondary liquidity	(19.1)	-	-	-	-	(19.1)
Intra-Group - other	(18.4)	-	-	-	-	(18.4)
Third-party (5)	(7.8)	(9.0)	(42.7)	(85.1)	(6.0)	(150.6)

	(45.3)	(9.0)	(42.7)	(85.1)	(6.0)	(188.1)

For the notes to this table refer to the following page.

Risk and balance sheet management

Liquidity and funding risk: Balance sheet encumbrance (continued)

Notes:

(1)	Encumbered assets are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.
(2)	Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:

(a) Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(b) Other readily realisable assets: other liquidity reserves, including assets that have been enabled for use with central banks; and unencumbered debt securities.
(3)
Unencumbered other realisable assets are those assets on the balance sheet that have no restrictions for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(4)	Assets that cannot be encumbered comprise:
(a) derivatives, reverse repurchase agreements and trading related settlement balances.
(b) non-financial assets such as intangibles, prepayments and deferred tax.
(c) assets in disposal groups.
(d) loans that cannot be pre-positioned with central banks based on criteria set by the central banks, primary US, including date of origination and level of documentation.
(e) non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(5)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Risk and balance sheet management

Liquidity and funding risk: Balance sheet encumbrance (continued)

	Encumbered assets relating to:
31 December 2012	Debt securities in issue		Other secured liabilities			Total	Encumbered	Unencumbered		Total
		Covered	Derivatives		Secured	encumbered	assets as a %	Liquidity	Other
	Securitisations	bonds		Repos	deposits	assets	of related	portfolio
	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	70.2	9.1	79.3
Loans and advances to banks	5.3	0.5	12.8	-	-	18.6	59	-	12.7	31.3
Loans and advances to customers
- UK residential mortgages	16.4	16.0	-	-	-	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	-	-	-	1.8	12.4	81	-	2.9	15.3
- US residential mortgages	-	-	-	-	-	-	-	7.6	14.1	21.7
- UK credit cards	3.0	-	-	-	-	3.0	44	-	3.8	6.8
- UK personal loans	4.7	-	-	-	-	4.7	41	-	6.8	11.5
- other	20.7	-	22.5	-	0.8	44.0	16	6.5	217.1	267.6
Reverse repurchase agreements and stock
borrowing	-	-	-	-	-	-	-	-	104.8	104.8
Debt securities	1.0	-	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	-	-	0.7	6.8	-	7.5	49	-	7.7	15.2
Settlement balances	-	-	-	-	-	-	-	-	6.7	6.7
Derivatives	-	-	-	-	-	-	-	-	441.9	441.9
Intangible assets	-	-	-	-	-	-	-	-	14.3	14.3
Property, plant and equipment	-	-	-	-	-	-	-	-	10.0	10.0
Deferred tax	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	8.7	8.7

	61.7	16.5	44.3	98.0	17.8	238.3		165.3	908.7	1,312.3
Own asset securitisations								22.6

Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary liquidity	(22.6)	-	-	-	-	(22.6)
Intra-Group - other	(23.9)	-	-	-	-	(23.9)
Third-party (1)	(12.0)	(10.1)	(60.4)	(132.4)	(15.3)	(230.2)

	(58.5)	(10.1)	(60.4)	(132.4)	(15.3)	(276.7)

Note:
(1)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Risk and balance sheet management

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Financial assets
Exposure summary
The table below analyses the Group's financial asset exposures, both gross and net of offset arrangements as well as credit mitigation and enhancement.

				Balance	Collateral					Exposure post
	Gross	IFRS	Carrying	sheet			Real estate		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	-	82.7	-	-	-	-	-	-	82.7
Reverse repos	117.2	(40.7)	76.5	(11.4)	-	(65.0)	-	-	-	0.1
Lending	423.6	(3.4)	420.2	(32.3)	(1.6)	(2.7)	(145.4)	(60.0)	(3.9)	174.3
Debt securities	113.6	-	113.6	-	-	-	-	-	(1.3)	112.3
Equity shares	8.8	-	8.8	-	-	-	-	-	-	8.8
Derivatives	553.7	(265.7)	288.0	(242.8)	(24.3)	(6.0)	-	-	(7.3)	7.6
Settlement balances	8.2	(2.7)	5.5	(0.3)	-	-	-	-	-	5.2

Total	1,307.8	(312.5)	995.3	(286.8)	(25.9)	(73.7)	(145.4)	(60.0)	(12.5)	391.0
Short positions	(28.0)	-	(28.0)	-	-	-	-	-	-	(28.0)

Net of short positions	1,279.8	(312.5)	967.3	(286.8)	(25.9)	(73.7)	(145.4)	(60.0)	(12.5)	363.0

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	Carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.
(3)
Balance sheet offset reflects the amounts by which the Group's credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(4)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.
(5)	Securities collateral represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.
(6)
Property valuations are limited to the loan value and reflect the application of haircuts and capping in line with regulatory rules to indexed valuations. Commercial collateral includes shipping vessels and plant and equipment collateral.

(7)	Credit enhancement comprises credit derivatives (bought protection) and guarantees and reflect notional amounts less fair value and notional amounts respectively.

Risk and balance sheet management

Financial assets: Exposure summary (continued)
	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset
31 December 2012	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	79.3	-	79.3	-	79.3
Reverse repos	143.2	(38.4)	104.8	(17.4)	87.4
Lending	464.7	(1.5)	463.2	(34.9)	428.3
Debt securities	164.6	-	164.6	-	164.6
Equity shares	15.2	-	15.2	-	15.2
Derivatives	815.4	(373.5)	441.9	(408.0)	33.9
Settlement balances	8.1	(2.4)	5.7	(1.8)	3.9
Other financial assets	1.1	-	1.1	-	1.1

Total	1,691.6	(415.8)	1,275.8	(462.1)	813.7
Short positions	(27.6)	-	(27.6)	-	(27.6)

Net of short positions	1,664.0	(415.8)	1,248.2	(462.1)	786.1

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amounts by which the Group's credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions	Impairment charge
					loans to	as a %		Of which	Amounts
	Banks	Customers			customers	of REIL	Total	RCR (1)	written-off
31 December 2013	£m	£m	£m	£m	%	%	£m	£m	£m

UK Retail	760	113,152	3,566	2,106	3.2	59	319	-	815
UK Corporate	701	102,547	6,226	2,833	6.1	46	1,188	410	772
Wealth	1,531	16,764	277	120	1.7	43	29	-	15
International Banking	7,971	35,993	470	325	1.3	69	219	52	281
Ulster Bank	591	31,446	8,466	5,378	26.9	64	1,774	892	277
US Retail & Commercial	406	50,551	1,034	272	2.0	26	151	-	284

Retail & Commercial	11,960	350,453	20,039	11,034	5.7	55	3,680	1,354	2,444
Markets	12,579	25,455	338	286	1.3	85	21	18	46
Other	2,670	5,126	1	66	-	nm	65	-	-

Core	27,209	381,034	20,378	11,386	5.3	56	3,766	1,372	2,490
Non-Core	431	36,718	19,014	13,839	51.8	73	4,646	3,118	1,856

Group	27,640	417,752	39,392	25,225	9.4	64	8,412	4,490	4,346

Note:

(1)	Pertaining to the creation of RCR and the related change of strategy.

Risk and balance sheet management

Loans and related credit metrics (continued)
					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions
					loans to	as a %	Impairment	Amounts
	Banks	Customers			customers	of REIL	charge	written-off
31 December 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Other	3,196	2,125	-	1	-	-	1	-

Core	28,881	395,875	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121
Direct Line Group	2,036	881	-	-	-	-	-	-

Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

Key points
•
The Group loan impairment charge for the year increased by 58% (£3.1 billion) to £8.4 billion from £5.3 billion in 2012. The Core charge increased 26% (£0.8 billion) to £3.8 billion and the Non-Core charge increased by 100% (£2.3 billion) to £4.6 billion. £4.5 billion of the impairment increase was in relation to the creation of RCR and the related strategy: £1.4 billion in Core and £3.1 billion in Non-Core. The underlying provision charge decreased £1.4 billion mainly in UK Retail (£0.2 billion), Ulster Bank residential mortgages (£0.4 billion) and Non-Core (£0.8 billion), largely due to run down and lower single name charges in Non-Core.

•
REIL decreased by £1.7 billion to £39.4 billion during the year mainly in Non-Core (£2.4 billion) and UK Retail (£1.0 billion) offset by increases in UK Corporate (£0.8 billion) and Ulster Bank (£0.9 billion). REIL reductions in Non-Core primarily related to repayments and write-offs in UK Corporate and International Banking donated portfolios.

•
The RCR provision charge mainly related to loans already within REIL resulting in a 12% increase in the provision coverage ratio to 64% from 52% at December 2012 while the REIL as a percentage of total loans increased to 9.4% from 9.1% at 31 December 2012.

•	UK Retail REIL continued to decrease due to the write-off of aged debt and the transfer of up-to-date mortgages to potential problem loans. Provision coverage remained broadly stable at 59%.

•
REIL in UK Corporate increased by 14% mainly driven by individual cases in the commercial real estate and shipping portfolios as credit conditions remained difficult in these sectors. The impact of the RCR related strategy resulted in a £0.4 billion provision increase in Q4 2013.

•
Ulster Bank REIL at £8.5 billion increased by 12% compared with 31 December 2012. The increase in REIL was largely in relation to commercial real estate investment loans. RCR and related provisioning in 2013 contributed £0.9 billion to the Core Ulster provision and has resulted in the provision coverage increasing from 52% to 64% in the year and in the fourth quarter.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for Group, Core and Non-Core.

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	8,643	2	2	-	100	-	2	-
	Finance	35,948	593	292	1.6	49	0.8	4	72
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	392	441
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	415	861
	Property	62,292	20,283	13,189	32.6	65	21.2	5,130	1,642
	Construction	6,331	1,334	774	21.1	58	12.2	291	160
	Manufacturing	21,377	742	559	3.5	75	2.6	195	104
	Finance leases (2)	13,587	263	190	1.9	72	1.4	16	121
	Retail, wholesale and repairs	19,574	1,187	783	6.1	66	4.0	268	128
	Transport and storage	16,697	1,491	635	8.9	43	3.8	487	229
	Health, education and leisure	16,084	1,324	756	8.2	57	4.7	359	119
	Hotels and restaurants	6,942	1,427	812	20.6	57	11.7	281	194
	Utilities	4,960	131	80	2.6	61	1.6	54	23
	Other	28,624	2,103	1,370	7.3	65	4.8	489	212
	Latent	-	-	2,012	-	-	-	44	-

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	of which:
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	39	180
	- personal lending	17,098	2,052	1,718	12.0	84	10.0	264	681
	- property	44,252	9,797	5,190	22.1	53	11.7	2,014	950
	- construction	4,691	941	515	20.1	55	11.0	194	159
	- other	110,466	4,684	3,202	4.2	68	2.9	1,091	537
	Europe
	- residential mortgages	17,540	3,155	1,303	18.0	41	7.4	195	26
	- personal lending	1,267	141	129	11.1	91	10.2	19	26
	- property	13,177	10,372	7,951	78.7	77	60.3	3,131	659
	- construction	979	351	227	35.9	65	23.2	72	-
	- other	22,620	4,057	3,498	17.9	86	15.5	1,012	465
	US
	- residential mortgages	19,901	951	173	4.8	18	0.9	161	233
	- personal lending	8,722	207	45	2.4	22	0.5	114	151
	- property	4,279	85	19	2.0	22	0.4	(11)	25
	- construction	313	34	24	10.9	71	7.7	25	1
	- other	27,887	198	589	0.7	297	2.1	65	131
	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,073	17	17	1.6	100	1.6	18	3
	- property	584	29	29	5.0	100	5.0	(4)	8
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	11,463	324	202	2.8	62	1.8	31	69

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	Banks	27,640	70	63	0.3	90	0.2	(15)	40

For the notes to this table refer to page 170.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Group (continued)

					Credit metrics
	31 December 2012				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	-
	Other	30,057	2,177	1,240	7.2	57	4.1	322	395
	Latent	-	-	1,960	-	-	-	(73)	-

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	-	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	12,187	316	179	2.6	57	1.5	2	210

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For the notes to this table refer to page 170.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Core

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	7,490	2	2	-	100	-	2	-
	Finance	34,663	393	183	1.1	47	0.5	25	27
Personal	- mortgages	146,600	5,815	1,730	4.0	30	1.2	353	328
	- unsecured	27,817	2,326	1,876	8.4	81	6.7	371	812
	Property	43,170	5,582	2,474	12.9	44	5.7	1,347	465
	Construction	5,074	708	417	14.0	59	8.2	163	97
	Manufacturing	20,739	544	393	2.6	72	1.9	139	75
	Finance leases (2)	10,355	139	89	1.3	64	0.9	23	31
	Retail, wholesale and repairs	18,899	827	531	4.4	64	2.8	209	114
	Transport and storage	13,927	1,050	432	7.5	41	3.1	402	77
	Health, education and leisure	15,481	871	491	5.6	56	3.2	275	82
	Hotels and restaurants	6,238	810	474	13.0	59	7.6	155	158
	Utilities	4,112	63	43	1.5	68	1.0	65	23
	Other	26,469	1,179	800	4.5	68	3.0	229	161
	Latent	-	-	1,389	-	-	-	23	-

		381,034	20,309	11,324	5.3	56	3.0	3,781	2,450

	of which:
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	38	179
	- personal lending	17,074	2,028	1,697	11.9	84	9.9	258	675
	- property	34,752	3,103	1,111	8.9	36	3.2	616	405
	- construction	4,036	591	330	14.6	56	8.2	123	96
	- other	102,412	3,308	2,144	3.2	65	2.1	812	401
	Europe
	- residential mortgages	17,347	3,136	1,285	18.1	41	7.4	195	26
	- personal lending	1,198	133	128	11.1	96	10.7	12	24
	- property	3,953	2,441	1,358	61.8	56	34.4	746	52
	- construction	378	75	55	19.8	73	14.6	13	-
	- other	18,309	2,214	2,168	12.1	98	11.8	730	251
	US
	- residential mortgages	18,161	760	122	4.2	16	0.7	123	121
	- personal lending	8,477	148	34	1.7	23	0.4	84	111
	- property	4,058	38	5	0.9	13	0.1	(15)	8
	- construction	312	34	24	10.9	71	7.7	27	1
	- other	27,722	188	408	0.7	217	1.5	(8)	72
	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,068	17	17	1.6	100	1.6	17	2
	- property	407	-	-	-	-	-	-	-
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	9,930	168	107	1.7	64	1.1	13	24

		381,034	20,309	11,324	5.3	56	3.0	3,781	2,450

	Banks	27,209	69	62	0.3	90	0.2	(15)	40

For the notes to this table refer to page 170.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Core (continued)

					Credit metrics
	31 December 2012 (3)				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	30,366	2,717	2,306	8.9	85	7.6	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	189	175
	Latent	-	-	1,325	-	-	-	(145)	-

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	19,562	2,454	2,133	12.5	87	10.9	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	-	1.3	-	-	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	9,919	64	48	0.6	75	0.5	1	154

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	Banks	28,881	133	113	0.5	85	0.4	23	29

For the notes to this table refer to page 170.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Non-Core

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	1,153	-	-	-	-	-	-	-
	Finance	1,285	200	109	15.6	55	8.5	(21)	45
Personal	- mortgages	1,933	210	69	10.9	33	3.6	39	113
	- unsecured	343	91	33	26.5	36	9.6	44	49
	Property	19,122	14,701	10,715	76.9	73	56.0	3,783	1,177
	Construction	1,257	626	357	49.8	57	28.4	128	63
	Manufacturing	638	198	166	31.0	84	26.0	56	29
	Finance leases (2)	3,232	124	101	3.8	81	3.1	(7)	90
	Retail, wholesale and repairs	675	360	252	53.3	70	37.3	59	14
	Transport and storage	2,770	441	203	15.9	46	7.3	85	152
	Health, education and leisure	603	453	265	75.1	58	43.9	84	37
	Hotels and restaurants	704	617	338	87.6	55	48.0	126	36
	Utilities	848	68	37	8.0	54	4.4	(11)	-
	Other	2,155	924	570	42.9	62	26.5	260	51
	Latent	-	-	623	-	-	-	21	-

		36,718	19,013	13,838	51.8	73	37.7	4,646	1,856

	of which:
	UK
	- residential mortgages	-	-	-	-	-	-	1	1
	- personal lending	24	24	21	100.0	88	87.5	6	6
	- property	9,500	6,694	4,079	70.5	61	42.9	1,398	545
	- construction	655	350	185	53.4	53	28.2	71	63
	- other	8,054	1,376	1,058	17.1	77	13.1	279	136
	Europe
	- residential mortgages	193	19	18	9.8	95	9.3	-	-
	- personal lending	69	8	1	11.6	13	1.4	7	2
	- property	9,224	7,931	6,593	86.0	83	71.5	2,385	607
	- construction	601	276	172	45.9	62	28.6	59	-
	- other	4,311	1,843	1,330	42.8	72	30.9	282	214
	US
	- residential mortgages	1,740	191	51	11.0	27	2.9	38	112
	- personal lending	245	59	11	24.1	19	4.5	30	40
	- property	221	47	14	21.3	30	6.3	4	17
	- construction	1	-	-	-	-	-	(2)	-
	- other	165	10	181	6.1	nm	109.7	73	59
	RoW
	- personal lending	5	-	-	-	-	-	1	1
	- property	177	29	29	16.4	100	16.4	(4)	8
	- construction	-	-	-	-	-	-	-	-
	- other	1,533	156	95	10.2	61	6.2	18	45

		36,718	19,013	13,838	51.8	73	37.7	4,646	1,856

	Banks	431	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 170.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Non-Core (continued)

					Credit metrics
	31 December 2012 (3)				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	-
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	-	-	635	-	-	-	72	-

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	41.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- personal lending	6	-	-	-	-	-	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- other	2,268	252	131	11.1	52	5.8	1	56

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	-	-

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.
(3)	Core/Non-Core excludes balances in relation to Direct Line Group (loans to banks of £2,036 million and loans to customers of £881 million).
(4)	A description of the Group's early problem debt identification and problem debt management is included in the Group's 2013 Annual Report and Accounts.

Risk and balance sheet management

Debt securities
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions include US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	-	-	104	-	17	1	122	15
Available-for-sale (AFS)	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	-	175	3,466	136	3,788	3,423

Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	-	5,599	-	-	13,132	-	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

31 December 2012

Held-for-trading	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	-	-	123	86	610	54	873	516
Available-for-sale	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	-	-	365	3,728	390	4,488	3,707

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	-	5,380	-	-	21,566	-	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

Key points
•
HFT: UK and US government bonds, and US agency ABS decreased reflecting sales and continued focus on balance sheet reduction and capital management in Markets. The decrease in other government bonds primarily comprised reductions in Japanese, French, Belgian and Canadian bonds, partially offset by increases in Italian, German and Spanish bonds. Short positions in US government bonds decreased, reflecting reduced holdings, short positions in German government bonds increased reflecting focus on reduction in net exposure.

•
AFS: Government securities, primarily US, German, UK, decreased by £15.4 billion reflecting Group Treasury's disposals. Holdings in bank issuances fell by £2.9 billion due to maturities and amortisations. The decrease in financial institution securities of £6.6 billion primarily related to ABS (£1.6 billion collateralised loan obligations in Non-Core and £3.4 billion residential mortgage-backed securities), due to disposals, maturities and buy backs by issuers. This was partially offset by a build up of securities (£0.9 billion), primarily US agency securities in US Retail & Commercial. The reduction includes £7.2 billion related to Direct Line Group, not included at 31 December 2013 as it is now an associate.

•
AFS gross unrealised gains and losses: The UK government net decrease of £0.9 billion reflects exposure reductions. The US government decrease of £0.7 billion reflects exposure reduction as well as the impact of expectations of tapering of the liquidity programme by the US Federal Reserve. The reductions in bank, other financial institutions and ABS reflected maturities, disposals and market movements.

Risk and balance sheet management

Derivatives
The table below analyses the Group's derivatives by type of contract. Master netting arrangements and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.

	31 December 2013							31 December 2012
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	5,401	10,583	13,695	5,910	35,589	218,041	208,698	33,483	363,454	345,565
Exchange rate	362	1,982	628	1,583	4,555	61,923	65,749	4,698	63,067	70,481
Credit	2	166	66	19	253	5,306	5,388	553	11,005	10,353
Equity and commodity	29	27	17	8	81	2,770	5,692	111	4,392	7,941

						288,040	285,527		441,918	434,340
Counterparty mtm netting						(242,836)	(242,836)		(373,906)	(373,906)
Cash collateral						(24,288)	(20,429)		(34,099)	(24,633)
Securities collateral						(5,990)	(5,202)		(5,616)	(8,264)

Net exposure						14,926	17,060		28,297	27,537

Of which:
Banks						1,243	6,121
Other financial institutions						2,166	2,416
Corporate						10,341	4,778
Government						1,176	3,745

						14,926	17,060

Asset quality of uncollateralised derivative assets						£m

AQ1						8,647
AQ2						252
AQ3						1,713
AQ4						778
AQ5						885
AQ6						882
AQ7						782
AQ8						124
AQ9						184
AQ10						679

						14,926

Notes:
(1)
Includes exchange traded contracts were £2,298 billion, (31 December 2012 - £2,497 billion) principally interest rate. Trades are margined daily hence carrying values were insignificant: assets - £69 million (31 December 2012 - £41 million) and liabilities - £299 million (31 December 2012 - £255 million).

(2)
Interest rate notional includes £22,563 billion (31 December 2012 - £15,864 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Key points

•	Net exposure decreased by 47% (liabilities decreased by 38%) reflecting increased interest rate yields and continued use of trade compression cycles, partially offset by increased trade volumes.

•
Interest rate contracts' fair value decreased due to significant upward shifts in major yield curves as the US Federal Reserve announced tapering of quantitative easing from early 2014. Continued participation in trade compression cycles contributed to a further reduction in exposures.

•	Exchange rate contracts' fair value decreased due to strengthening of sterling against the US dollar and decrease in trade volumes.

Risk and balance sheet management

Derivatives (continued)

Key points (continued)

•
The decrease in credit derivatives notionals and fair values was driven by increased use of trade compression cycles and novation of certain trades in Markets in line with the Group's risk reduction strategy, primarily in the first half of the year. Tightening of credit spreads also contributed to the decrease in fair value.

•	Sales and reduction in trade volumes contributed to reduction in equity contracts.

•	Uncollateralised derivative contracts with financial institutions (bank and non-bank) relate to hedges in Group Treasury.

•	71% of the uncollateralised derivatives related to corporates rated AQ1-AQ3.

•
Corporate uncollateralised derivatives, principally all in Markets, relate to large corporates who may have netting arrangements in place but do not have collateral posting capability. A significant proportion of the Group's credit valuation adjustments and funding valuation adjustments relate to these uncollateralised derivatives.

Key loan portfolios

Commercial real estate
The commercial real estate sector comprised exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending utilisations below is gross of impairment provisions and excludes rate risk management and contingent obligations.

	31 December 2013			31 December 2012
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	20,547	3,467	24,014	22,504	4,091	26,595
Ulster Bank	3,419	718	4,137	3,575	729	4,304
US Retail & Commercial	4,018	-	4,018	3,857	3	3,860
International Banking	762	182	944	849	315	1,164
Markets	136	1	137	630	57	687

	28,882	4,368	33,250	31,415	5,195	36,610

Non-Core
UK Corporate	1,201	774	1,975	2,651	983	3,634
Ulster Bank	3,211	6,915	10,126	3,383	7,607	10,990
US Retail & Commercial	232	-	232	392	-	392
International Banking	6,980	15	6,995	11,260	154	11,414

	11,624	7,704	19,328	17,686	8,744	26,430

Total	40,506	12,072	52,578	49,101	13,939	63,040

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

31 December 2013
UK (excluding NI (2))	20,862	5,007	25,869	678	3,733	4,411	30,280
Ireland (ROI and NI (2))	4,405	1,028	5,433	1,919	5,532	7,451	12,884
Western Europe (other)	4,068	183	4,251	22	17	39	4,290
US	3,563	1,076	4,639	-	8	8	4,647
RoW (2)	314	-	314	30	133	163	477

	33,212	7,294	40,506	2,649	9,423	12,072	52,578

31 December 2012

UK (excluding NI (2))	25,864	5,567	31,431	839	4,777	5,616	37,047
Ireland (ROI and NI (2))	4,651	989	5,640	2,234	5,712	7,946	13,586
Western Europe (other)	5,995	370	6,365	22	33	55	6,420
US	4,230	981	5,211	-	15	15	5,226
RoW (2)	454	-	454	65	242	307	761

	41,194	7,907	49,101	3,160	10,779	13,939	63,040

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2013
UK (excluding NI (2))	21,297	4,572	3,500	911	30,280
Ireland (ROI and NI (2))	2,763	2,670	686	6,765	12,884
Western Europe (other)	223	4,028	11	28	4,290
US	4,313	326	8	-	4,647
RoW (2)	286	28	163	-	477

	28,882	11,624	4,368	7,704	52,578

31 December 2012

UK (excluding NI (2))	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI (2))	2,877	2,763	665	7,281	13,586
Western Europe (other)	403	5,962	24	31	6,420
US	4,629	582	15	-	5,226
RoW (2)	194	260	307	-	761
	31,415	17,686	5,195	8,744	63,040

For the notes to these tables refer to the following page.

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

By sub-sector (1)		Ireland
	UK	(ROI and	Western
	(excl NI (2))	NI (2))	Europe	US	RoW (2)	Total
	£m	£m	£m	£m	£m	£m

31 December 2013
Residential	8,740	6,560	200	1,085	133	16,718
Office	4,557	813	1,439	32	121	6,962
Retail	6,979	1,501	967	84	73	9,604
Industrial	3,078	454	43	30	13	3,618
Mixed/other	6,926	3,556	1,641	3,416	137	15,676

	30,280	12,884	4,290	4,647	477	52,578

31 December 2012

Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055

	37,047	13,586	6,420	5,226	761	63,040

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 31 December 2013 (31 December 2012 - £1.4 billion) continued to perform in line with expectations and required minimal provision.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Credit quality metrics relating to commercial real estate lending were as follows:

	Group		Non-Core
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012

Lending (gross)	£52.6bn	£63.0bn	£19.3bn	£26.4bn
Of which REIL	£20.1bn	£22.1bn	£14.3bn	£17.1bn
Provisions	£13.2bn	£10.1bn	£10.6bn	£8.3bn
REIL as a % of gross loans to customers	38.2%	35.1%	74.1%	64.8%
Provisions as a % of REIL	66%	46%	74%	49%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

Key points

•
In line with Group strategy, the overall gross lending exposure to commercial real estate (CRE) fell by £10.4 billion, or 17%, during 2013 to £52.6 billion. Gross lending exposure is now almost half of the exposure of four years ago. The overall mix of geography, sub-sector and investment and development remained broadly unchanged.

•
A significant proportion of the decrease was in Non-Core and was due to repayments, asset sales and write-offs. The Non-Core portfolio totalled £19.3 billion (37% of the portfolio) at 31 December 2013 (31 December 2012 - £26.4 billion or 42% of the portfolio).

•
CRE lending net of impairment provisions decreased by £13.5 billion or 26% in the year to £39.4 billion in part due to the increased impairment provisions recorded in Q4 2013 in Ulster Bank Non-Core, as part of the RCR creation and related strategy. Provision coverage on CRE REIL was 66% compared with 46% at the end of 2012.

•	The UK portfolio was focused on London and South East England. Approximately 47% of the portfolio was held in these areas at 31 December 2013 (31 December 2012 - 43%).

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) ratio, which represents loan value before provisions relative to the value of the property financed.

	Ulster Bank			Rest of the Group			Group
Loan-to-value ratio		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	124	23	147	7,884	262	8,146	8,008	285	8,293
> 50% and <= 70%	271	55	326	9,962	582	10,544	10,233	637	10,870
> 70% and <= 90%	282	89	371	3,699	1,272	4,971	3,981	1,361	5,342
> 90% and <= 100%	86	154	240	865	368	1,233	951	522	1,473
> 100% and <= 110%	121	212	333	690	627	1,317	811	839	1,650
> 110% and <= 130%	238	366	604	333	1,334	1,667	571	1,700	2,271
> 130% and <= 150%	102	438	540	267	1,161	1,428	369	1,599	1,968
> 150%	319	6,738	7,057	150	2,629	2,779	469	9,367	9,836

Total with LTVs	1,543	8,075	9,618	23,850	8,235	32,085	25,393	16,310	41,703
Minimal security (1)	6	3,144	3,150	54	13	67	60	3,157	3,217
Other (2)	144	1,351	1,495	5,230	933	6,163	5,374	2,284	7,658

Total	1,693	12,570	14,263	29,134	9,181	38,315	30,827	21,751	52,578

Total portfolio
average LTV (3)	121%	376%	335%	61%	149%	84%	65%	261%	142%

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

	Ulster Bank			Rest of the Group			Group
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
Loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2012
<= 50%	141	18	159	7,210	281	7,491	7,351	299	7,650
> 50% and <= 70%	309	58	367	12,161	996	13,157	12,470	1,054	13,524
> 70% and <= 90%	402	164	566	6,438	1,042	7,480	6,840	1,206	8,046
> 90% and <= 100%	404	137	541	1,542	2,145	3,687	1,946	2,282	4,228
> 100% and <= 110%	111	543	654	1,019	1,449	2,468	1,130	1,992	3,122
> 110% and <= 130%	340	619	959	901	1,069	1,970	1,241	1,688	2,929
> 130% and <= 150%	353	774	1,127	322	913	1,235	675	1,687	2,362
> 150%	1,000	7,350	8,350	595	1,962	2,557	1,595	9,312	10,907

Total with LTVs	3,060	9,663	12,723	30,188	9,857	40,045	33,248	19,520	52,768
Minimal security (1)	8	1,615	1,623	3	13	16	11	1,628	1,639
Other (2)	137	811	948	6,494	1,191	7,685	6,631	2,002	8,633

Total	3,205	12,089	15,294	36,685	11,061	47,746	39,890	23,150	63,040

Total portfolio
average LTV (3)	136%	286%	250%	65%	125%	80%	71%	206%	122%

Notes:
(1)
In 2012, the Group reclassified loans with limited (defined as LTV>1,000%) or non-physical security as minimal security, of which a majority were commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)
Other non-performing loans of £2.3 billion (31 December 2012 - £2.0 billion) were subject to the Group's standard provisioning policies. Other performing loans of £5.4 billion (31 December 2012 - £6.6 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK house builders in addition to facilities supported by guarantees.. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.

 Key points
•
The reductions in the higher LTV buckets for the performing book were offset by the growth in these buckets in the non-performing book. Ulster Bank Group accounted for the majority of this deterioration and has addressed this through an increase in provisions (refer to the section on RCR). Ulster Bank Group's provision as a percentage of REIL stood at 76% at 31 December 2013 (31 December 2012 - 57%). Valuations continued to be affected by difficult, although improving, market conditions, as well as refinements to the Group's estimation approach.

•
Interest payable on outstanding loans was covered 3.1x and 1.6x within UK Corporate and International Banking, respectively, at 31 December 2013 (31 December 2012 - 3.0x and 1.5x respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes principal amortisation as well as interest payable. The average debt service coverage was 1.5x at 31 December 2013 (31 December 2012 - 1.3x). As a number of different approaches are used across the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and legal entities.

Risk and balance sheet management

Key loan portfolios (continued)

Residential mortgages
The table below analyses the mortgage portfolios and includes both Core and Non-Core. Total gross mortgage lending comprises 35% of the Group's gross lending of £418 billion.

	31 December	31 December
	2013	2012
	£m	£m

UK Retail	99,338	99,062
Ulster Bank	19,034	19,162
RBS Citizens	19,584	21,538
Wealth	8,701	8,786

	146,657	148,548

Refer to page 183 for further information on interest only loans.

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)
The table below shows LTVs for the Group's residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value ratio		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	26,392	313	26,705	2,025	170	2,195	4,669	98	4,767	3,400	16	3,416
> 50% and <= 70%	34,699	591	35,290	1,837	195	2,032	5,529	89	5,618	3,397	20	3,417
> 70% and <= 90%	28,920	854	29,774	2,326	288	2,614	5,553	110	5,663	1,337	44	1,381
> 90% and <= 100%	4,057	315	4,372	1,214	162	1,376	1,309	39	1,348	87	7	94
> 100% and <= 110%	1,790	182	1,972	1,302	182	1,484	752	22	774	87	15	102
> 110% and <= 130%	552	100	652	2,509	461	2,970	637	17	654	27	6	33
> 130% and <= 150%	37	5	42	2,202	549	2,751	183	5	188	4	4	8
> 150%	-	-	-	2,385	1,227	3,612	102	4	106	24	6	30

Total with LTVs	96,447	2,360	98,807	15,800	3,234	19,034	18,734	384	19,118	8,363	118	8,481
Other (2)	511	20	531	-	-	-	463	3	466	215	5	220

Total	96,958	2,380	99,338	15,800	3,234	19,034	19,197	387	19,584	8,578	123	8,701

Total portfolio average LTV (3)	62%	75%	62%	103%	130%	108%	67%	69%	67%	51%	77%	51%

Average LTV on new originations
during the year (3)			67%			73%			68%			52%

For the notes to this table refer to the following page.

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value ratio		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218	3,905	9	3,914
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882	2,790	12	2,802
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575	1,080	27	1,107
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068	93	7	100
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323	69	13	82
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305	49	7	56
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477	16	3	19
> 150%	-	-	-	3,156	1,290	4,446	365	14	379	29	3	32

Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227	8,031	81	8,112
Other (2)	486	12	498	-	-	-	292	19	311	674	-	674

Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538	8,705	81	8,786

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%	51%	78%	51%

Average LTV on new originations
during the year (3)			65%			74%			64%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 182 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)

Key points

UK Retail

•
The UK Retail mortgage portfolio was £99.3 billion at 31 December 2013, an increase of 0.3% from 31 December 2012. The mortgages included £9.1 billion (31 December 2012 - £7.9 billion) of residential buy-to-let lending.

•
As at 31 December 2013, approximately 43% of the portfolio consisted of fixed rate, 5% a combination of fixed and variable rates and the remainder were variable rate mortgages (including those on managed rates). The interest only proportion of the total portfolio was 26%.

•
Gross new mortgage lending amounted to £14.4 billion and the average LTV by volume was 62.7% compared to 61.3% at 31 December 2012. The average LTV calculated by weighted LTV of lending was 66.6% (31 December 2012 - 65.2%).

•
Based on the Halifax Price Index at September 2013, the portfolio-average indexed LTV by volume was 54.1% (31 December 2012 - 58.1%) and 62.0% by weighted value of debt outstanding (31 December 2012 - 66.8%). The ratio of total outstanding balances to total indexed property valuations was 45.1% (31 December 2012 - 48.5%).

•
All new mortgage business is subject to a comprehensive assessment. This includes: i) an affordability test which includes a stressed interest rate that is higher than the customer pay rate; ii) credit scoring; iii) a maximum loan-to-value of 90% with the exception of the UK Government backed schemes Help-to-Buy (from Q4 2013), New Buy and My New Home products where lending of up to 95% is provided; and iv) a range of policy rules that restrict the availability of credit to borrowers with higher risk characteristics, for example highly indebted and/or adverse payment behaviour on previous borrowings.

•
The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), fell to 1.3% (31 December 2012 - 1.5%). The number of properties repossessed in 2013 was 1,532 compared with 1,426 in 2012. Arrears rates remained sensitive to economic developments and benefited from the low interest rate environment.

•
The impairment charge for mortgage loans was £30 million for 2013 compared to £92 million in 2012, reflecting a lower level of defaults and reduced loss rates as valuations improved on properties held as security on defaulted debt.

Ulster Bank

•
Ulster Bank's residential mortgage portfolio was £19.0 billion at 31 December 2013, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 2.5% from 31 December 2012 as a result of amortisation and limited growth due to low market demand.

•
The assets included £2.2 billion (12%) of residential buy-to-let loans. The interest rate product mix was approximately 68% on tracker rate products, 23% on variable rate products and 9% on fixed rate. Interest only represented 11% of the total portfolio.

•
The average individual LTV on new originations was 73% in 2013, (31 December 2012 - 74%); the volume of new business remained very low. The maximum LTV available to Ulster Bank customers was 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95% (although Ulster Bank's exposure is capped at 85% LTV).

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)

Key points (continued)

Ulster Bank (continued)

•	The portfolio average indexed LTV fell 4% during 2013 and reflected positive house price index trends over the last 12 months.

•	Refer to the Ulster Bank Group (Core and Non-Core) section on page 189 for commentary on mortgage REIL and impairments.

RBS Citizens

•
RBS Citizens residential real estate portfolio was £19.6 billion at 31 December 2013 (31 December 2012 - £21.5 billion). The Core business comprised 91% of the portfolio. The real estate portfolio consisted of £5.9 billion (£5.6 billion Core vs. £0.3 billion Non-Core) of first lien residential mortgages (1% in second lien position) and £13.5 billion (£12.0 billion Core vs. £1.5 billion Non-Core) of home equity loans and lines (first and second liens). Home equity Core consisted of 49% in first lien position while Non-Core consisted of 95% in second lien position.

•
RBS Citizens continued to focus on its 'footprint states' of New England, Mid Atlantic and Mid West regions. At 31 December 2013, the portfolio consisted of £16.4 billion (84% of the total portfolio) within footprint.

•
Of the total real estate portfolio, of £1.8 billion in Non-Core, the serviced-by-others (SBO) element was the largest component (76%). The SBO book decreased from £1.8 billion at 31 December 2012 to £1.4 billion at 31 December 2013 and was closed to new purchases in the third quarter of 2007. The arrears rate of the SBO portfolio decreased from 1.9% at 31 December 2012 to 1.6% at 31 December 2013 reflecting portfolio liquidation as well as more effective account servicing and collections. The charge-off rate also continued to decrease (4.4% annualised at Q4 2013 compared to 7.4% at 31 December 2012).

•
The weighted average LTV of the portfolio decreased from 75% at 31 December 2012 to 67% at 31 December 2013, driven by increases in the Case-Shiller Home Price Index from Q3 2012 to Q4 2013. The weighted average LTV of the portfolio, excluding SBO, was 64%.

Risk and balance sheet management

Key loan portfolios (continued)

Interest only retail loans
The Group's interest only retail loan portfolios include interest only mortgage lending in UK Retail, Ulster Bank, Wealth and RBS Citizens' portfolios of home equity lines of credit (HELOC) and interest only mortgage portfolios.

	31 December 2013		31 December 2012
	Mortgages	Other loans	Mortgages	Other loans (1)
	£bn	£bn	£bn	£bn

Variable rate	34.8	1.3	38.5	1.5
Fixed rate	8.0	0.1	8.1	0.1

Interest only loans	42.8	1.4	46.6	1.6
Mixed repayment (2)	8.3	-	8.8	-

Total	51.1	1.4	55.4	1.6

Notes:
(1)	The other loans category for 2012 has been restated to exclude non-personal interest only loans within Wealth division.
(2)	Mortgages with partial interest only and partial capital repayments.

The Group reduced its exposure to interest only mortgages. UK Retail ceased offering interest only mortgages to residential owner-occupied customers with effect from 1 December 2012. Interest only repayment remains an option for buy-to-let mortgages. Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or as part of its forbearance programme. RBS Citizens offers its customers interest only mortgages and conventional HELOC that enter an amortising repayment period after the interest only period. Wealth offers interest only mortgages to its high net worth customers.

The Group recognises impairment provisions in respect of loans in its interest only portfolios (UK Retail - 2 years; RBS Citizens - 1 year) that are approaching their contractual maturity based on historical analysis and customer behaviour. These impairment provisions are refreshed as new trends and data become available.

Risk and balance sheet management

Key loan portfolios: Interest only retail loans (continued)

The tables below analyse the Group's interest only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by type, by contractual year of maturity and by originating division.

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After	Total
							2041
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	0.9	2.1	6.0	7.6	7.9	7.5	0.5	32.5
Conversion to amortising (2,3)	1.9	6.0	2.2	0.1	-	0.1	-	10.3

Total	2.8	8.1	8.2	7.7	7.9	7.6	0.5	42.8

	2013 (4)	2014-15	2016-20	2021-25	2026-30	2031-40	After	Total
							2040
31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.4	2.9	6.8	5.9	8.1	9.9	0.7	35.7
Conversion to amortising (2,3)	0.5	1.7	5.8	2.7	0.1	0.1	-	10.9

Total	1.9	4.6	12.6	8.6	8.2	10.0	0.7	46.6

Notes:
(1)	2014 includes pre-2014 maturity exposure.
(2)	Includes £2.3 billion (31 December 2012 - £2.2 billion) of repayment mortgages that have been granted interest only concessions (forbearance).
(3)	Maturity date relates to the expiry of the interest only period.
(4)	2013 includes pre-2013 maturity exposure.

	Bullet		Total	Proportion of
	principal	Conversion		mortgage
	repayment	to amortising		lending
31 December 2013	£bn	£bn	£bn	%

UK Retail (1)	25.4	-	25.4	25.6
Ulster Bank	0.7	1.4	2.1	11.0
RBS Citizens	0.4	8.9	9.3	47.5
Wealth	6.0	-	6.0	69.0

Total	32.5	10.3	42.8

31 December 2012

UK Retail	28.1	-	28.1	28.4
Ulster Bank	1.4	1.8	3.2	16.7
RBS Citizens	0.5	9.0	9.5	44.1
Wealth	5.7	0.1	5.8	66.0

Total	35.7	10.9	46.6

Note:
(1)	UK Retail also has exposure of £7.7 billion to customers who have a combination of repayment types, capital repayments and interest only.

Risk and balance sheet management

Key loan portfolios: Interest only retail loans (continued)

UK Retail
UK Retail's interest only mortgages require full principal repayment (bullet) at the time of maturity. Typically such loans have remaining terms of between 15 and 20 years. Customers are reminded of the need to have an adequate repayment vehicle in place throughout the mortgage term.

Of the bullet loans that matured in the six months to 30 June 2013, 53% had been fully repaid by 31 December 2013. The unpaid balance totalled £51 million, 96% of which continued to meet agreed payment arrangements (including balances that have been restructured on a capital and interest basis within eight months of the contract date; customers are allowed eight months leeway for their investment plan to mature and cashed in to repay the mortgage). Of the £51 million unpaid balance, 56% of the loans had an indexed LTV of 70% or less with only 14% above 90%. Customers may be offered a short extension to the term of an interest only mortgage or a conversion of an interest only mortgage to one featuring repayment of both capital and interest, subject to affordability and characteristics such as the customers' income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

Ulster Bank
Ulster Bank's interest only mortgages require full principal repayment (bullet) at the time of maturity; or payment of both capital and interest from the end of the interest only period, typically seven years, so that customers meet their contractual repayment obligations. For bullet customers, contact strategies are in place to remind them of the need to repay principal at the end of the mortgage term.

Of the bullet mortgages that matured in the six months to 30 June 2013 (£1.2 million), 20% had fully repaid by 31 December 2013 leaving residual balances of £0.9 million, 78% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in the six months to 30 June 2013 (£65 million), 69% were either fully repaid or meeting the terms of a revised repayment schedule.

Ulster Bank also offers temporary interest only periods to customers as part of its forbearance programme. An interest only period of up to two years is permitted after which the customer enters an amortising repayment period following further assessment of the customer's circumstances. The affordability assessment conducted at the end of the forbearance period takes into consideration the repayment of the arrears that have accumulated based on original terms during the forbearance period. The customer's delinquency status does not deteriorate further while forbearance repayments are maintained. Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

RBS Citizens
RBS Citizens has a book of interest only bullet repayment HELOC loans (£0.4 billion at 31 December 2013) for which repayment of principal is due at maturity, and an interest only portfolio that comprises loans that convert to amortising after an interest only period that is typically 10 years (£8.9 billion at December 2013 of which £8.0 billion are HELOCs). The majority of the bullet loans are due to mature between 2014 and 2015. Of the bullet loans that matured in the six months to 30 June 2013, 50% had fully repaid or are current as of 31 December 2013. The residual balances (modified, delinquent, and charged-off) made up £21 million. For those loans that convert to amortising, the typical uplift in payments is currently 210% (average uplift calculated at £132 per month). Delinquency rates have shown a modest increase in the over 30 days arrears rate.

Risk and balance sheet management

Key loan portfolios: Interest only retail loans (continued)

The tables below analyse the Group's retail mortgage and HELOC portfolios between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.

	Interest only
31 December 2013	Bullet principal	Conversion
	repayment	to amortising	Other	Total
	£bn	£bn	£bn	£bn

Arrears status
Current	31.2	9.6	97.0	137.8
1 to 90 days in arrears	0.7	0.4	2.8	3.9
90+ days in arrears	0.6	0.3	4.1	5.0

Total	32.5	10.3	103.9	146.7

31 December 2012

Arrears status
Current	34.4	10.0	94.4	138.8
1 to 90 days in arrears	0.6	0.4	3.3	4.3
90+ days in arrears	0.7	0.5	4.2	5.4

Total	35.7	10.9	101.9	148.5

31 December 2013		Interest
		only	Other	Total
		£bn	£bn	£bn

Current LTV
<= 50%		10.8	26.3	37.1
> 50% and <= 70%		14.6	31.8	46.4
> 70% and <= 90%		10.8	28.6	39.4
> 90% and <= 100%		2.6	4.6	7.2
> 100% and <= 110%		1.5	2.8	4.3
> 110% and <= 130%		0.9	3.4	4.3
> 130% and <= 150%		0.5	2.5	3.0
> 150%		0.7	3.1	3.8

Total with LTVs		42.4	103.1	145.5
Other		0.4	0.8	1.2

Total		42.8	103.9	146.7

31 December 2012

Current LTV
<= 50%	10.3	22.9	33.2
> 50% and <= 70%	12.4	25.0	37.4
> 70% and <= 90%	13.6	31.2	44.8
> 90% and <= 100%	3.6	7.3	10.9
> 100% and <= 110%	2.4	4.0	6.4
> 110% and <= 130%	2.0	4.3	6.3
> 130% and <= 150%	0.8	2.4	3.2
> 150%	1.2	3.7	4.9

Total with LTVs	46.3	100.8	147.1
Other	0.3	1.1	1.4

Total	46.6	101.9	148.5

Risk and balance sheet management

Key loan portfolios (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 31 December 2013, Ulster Bank Group accounted for 10% of the Group's total gross loans to customers (31 December 2012 - 10%) and 8% of the Group's Core gross loans to customers (31 December 2012 - 8%) Ulster Bank's financial performance continued to be impacted by the challenging economic climate in Ireland, with impairments remaining elevated in the wholesale bank as a result of limited liquidity in the economy which continues to depress the property market and domestic spending. Additionally, in Q4 2013 the Group announced a recovery strategy for loans transferring to RCR. This resulted in a significant increase in provisions as the move from a through the cycle strategy to a 3 year deleverage, reduced expected realisations.

The impairment charge of £4,793 million for 2013 (31 December 2012 - £2,340 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to the above mentioned RCR strategy. Provisions as a percentage of risk elements in lending increased to 76% in 2013, from 57% in 2012, predominantly as a result of this change in strategy, combined with the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core
The impairment charge for the year of £1,774 million (31 December 2012 - £1,364 million) reflected the difficult economic climate in Ireland, and most particularly the RCR deleverage strategy across the corporate portfolios. The mortgage portfolio improved notably in 2013, accounting for £235 million (13%) of the total 2013 impairment charge (31 December 2012 - £646 million) due to lower debt flows driven by improved collections performance and stabilising residential property prices.

Non-Core
The impairment charge for the year was £3,019 million (31 December 2012 - £976 million), with the commercial real estate sector accounting for £2,674 million (89%) of the total 2013 impairment charge, again reflecting the RCR strategy.

Risk and balance sheet management

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

The table below analyses Ulster Bank Group's loans, REIL, impairments and related credit metrics by sector.

				Credit metrics
		REIL	Provisions	REIL as a	Provisions	Provisions
	Gross			% of gross	as a % of	as a % of	Impairment	Amounts
	loans			loans	REIL	gross loans	charge (1)	written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2013
Core
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	3,419	2,288	1,151	66.9	50	33.7	593	51
- development	718	472	331	65.7	70	46.1	153	4
Other corporate	7,039	2,277	1,984	32.3	87	28.2	771	149
Other lending	1,236	194	187	15.7	96	15.1	22	39

	31,446	8,466	5,378	26.9	64	17.1	1,774	277

Non-Core
Commercial real estate
- investment	3,211	3,006	2,162	93.6	72	67.3	837	53
- development	6,915	6,757	6,158	97.7	91	89.1	1,837	370
Other corporate	1,479	1,209	1,069	81.7	88	72.3	345	6

	11,605	10,972	9,389	94.5	86	80.9	3,019	429

Ulster Bank Group
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	6,630	5,294	3,313	79.8	63	50.0	1,430	104
- development	7,633	7,229	6,489	94.7	90	85.0	1,990	374
Other corporate	8,518	3,486	3,053	40.9	88	35.8	1,116	155
Other lending	1,236	194	187	15.7	96	15.1	22	39

	43,051	19,438	14,767	45.2	76	34.3	4,793	706

Risk and balance sheet management

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
		REIL	Provisions	REIL as a	Provisions	Provisions
	Gross			% of gross	as a % of	as a % of	Impairment	Amounts
	loans			loans	REIL	gross loans	charge	written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	-
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33

	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23

	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33

	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Note:
(1)	Of which £3.2 billion due to RCR and the related change of strategy.

Key points

•
The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £14.3 billion at 31 December 2013, of which £10.1 billion or 71% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2012 with 64% (31 December 2012 - 63%) in the Republic of Ireland, 26% (31 December 2012 - 26%) in Northern Ireland, 10% (31 December 2012 - 11%) in the UK (excluding Northern Ireland) and the balance (0.1%) in Rest of World (primarily Europe).

•	Provisions covered CRE REIL by 78%, up from 58% at the end of 2012, with the investment portfolio being covered 80% and the development portfolio 95%.

•
Of the total corporate impairment charge recorded during H2 2013 of £3.9 billion, £3.4 billion related to all loans that will be transferred to RCR, of which £2.9 billion relates to commercial real estate loans and £0.5 billion relates to corporate loans.

Risk and balance sheet management

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Commercial real estate	£m	£m	£m	£m	£m

31 December 2013
ROI	3,227	806	1,402	3,684	9,119
NI	1,083	223	517	1,848	3,671
UK (excluding NI)	1,232	50	56	112	1,450
RoW	9	-	8	6	23

	5,551	1,079	1,983	5,650	14,263

31 December 2012

ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33

	5,882	1,076	2,324	6,012	15,294

Key points

•
Commercial real estate continued to be the primary sector driving the Ulster Bank Group defaulted loan book. Exposure to the sector fell during 2013 by £1.0 billion, reflecting Ulster Bank's continuing strategy to reduce concentration risk in this sector.

•
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•
Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing, but who are experiencing temporary financial difficulties.

Residential mortgages
Mortgage lending portfolio analysis by country of location of the underlying security is set out below.

	31 December	31 December
	2013	2012
	£m	£m

ROI	16,779	16,873
NI	2,255	2,289

	19,034	19,162

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary